UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 3, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Bonds.com Group, Inc.

File No. 333-148398 - CF# 21440

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Bonds.com Group, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form SB-2 filed on December 28, 2007 and a Form S-1 filed April 9, 2008.

Based on representations by Bonds.com Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through May 27, 2011
Exhibit 10.9	through December 31, 2009
Exhibit 10.22	through May 27, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Special Counsel